SICHENZIA ROSS FRIEDMAN FERENCE LLP
                           1065 Avenue of the Americas
                               New York, NY 10018
                            Telephone: (212) 930-9700
                            Facsimile: (212) 930-9725

                                                                October 3, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Peggy Fisher, Esq.
          Jay Mumford, Esq.
          Ms. Tara Harkins
          Ms. Michele Gohlke

   Re:   Thomas Equipment, Inc.
            Registration Statement on Form S-1
            Amendment No. 4
            File No. 333-124217

Ladies and Gentlemen:

      We are counsel to Thomas Equipment, Inc., a Delaware corporation (the "Company"), which has today filed Amendment No. 4 to its Registration Statement on Form S-1, Registration No. 333-124217 (as amended, the "Registration Statement"). This letter responds to your letter dated August 26, 2005, relating to comments of the Staff in connection with the above-referenced submission.

      The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement. Please note that, as we no longer qualify as a small business issuer, this amendment to the Registration Statement has been re-filed on Form S-1. For your convenience, four copies of the Registration Statement, marked against the previous filing on Form SB-2, have been forwarded to the Staff.

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                        Very truly yours,

                                        /s/ THOMAS A. ROSE
                                        ----------------------------------------
                                        Thomas A. Rose
cc:  David Marks,
       Chairman

Thomas Equipment, Inc.

Amendment # 4 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated August 26, 2005

General

1. We note your response to our prior comment 4 from our letter dated August 4, 2005. Please confirm that you are not registering any shares under the revolving note of $20,000,000, rather you are registering shares under a convertible minimum borrowing note in principal amount of $8,000,000.

      Response

      The convertible minimum borrowing note in the principal amount of $8,000,000 is a part of the $20,000,000 revolving note facility i.e., the first $8,000,000 drawn down under the $20,000,000 revolving note facility was automatically transferred to the minimum borrowing note. The shares potentially issuable on conversion of the $8,000,000 convertible minimum borrowing note are being registered. We are not currently registering any shares that may be issued on conversion of any portion of the remaining $12,000,000 of the revolving note facility.

Summary

2. Please add a recent events discussion in the summary about the impact of your default on August 20, 2005 and any negotiations with your lenders.

      Response

      A "Recent Events" section has been added to the "Summary of Recent Transactions", that discusses the current status of the Laurus loans, as well as the status of the registration statement filing required in connection with our convertible series A preferred stock.

Risk Factors, page 10

If we are required for any reason to Repay our Outstanding Secured Convertible Notes..., page 14

3. Please update this risk factor to discuss the risks associated with your default on August 20, 2005.

      Response

      The risk factor has been updated to include the current status of the Laurus loans. In addition, two risk factors have been added related to the series A preferred stock (firstly, on page 14, related to the status of the required registration statement for the convertible preferred stock and, secondly, on page 15, dealing with the potential dilution if there are transactions at prices lower than the conversion price of the preferred).

Selling Stockholders, page 63

4. As discussed with Jay Mumford by telephone, please explain in footnote 1 that 1,980,000 shares of common stock currently owned outright are being sold by Laurus Capital Management, LLC in this offering.

      Response

      Footnote 1 has been amended to include the 1,980,000 common shares currently owned by Laurus.

Financial Statements of Thomas Equipment.Inc., page F-l

5. Please update the financial statements and pro forma information, as necessary, as required by Item 310(g) of Regulation S-B.

      Response

      The financial statements have been updated to include our audited financial statements for the nine months ended June 30, 2005 and those of our predecessor for the three months ended September 30, 2004 and the two years in the period ended June 30, 2004.

      The pro forma information has been updated to include only a pro forma income statement for the year ended June 30, 2005, as if the transactions took place as of the beginning of that year.

6. Provide a currently dated consent from each of the independent public accountants with your next amendment.

      Response

      Updated consents have been provided.

7. We note that you have entered into registration rights agreements, which includes liquidated damages clauses that require the payment of liquidated damages each month until the registration statement is declared effective or effectiveness is maintained. Also, we note that any liquidation damages are payable in cash. Tell us how you have accounted for the provisions of the registration rights agreements under EITF 00-19 and EITF 05-04. Please be detailed in your response.

      Response

      We are aware of and have considered the alternative views expressed in EITF Issue No. 05-04, "The Effect of a Liquidated Damages Clause on a Financial Instrument Subject to EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'"

      We have not recognized the Registration Rights Agreement as a derivative instrument, as we view any payments that may be required under the terms of the Agreement as a contingent liability. Until the FASB or EITF reach a consensus or provide other guidance on this topic, we believe that is an accepted principle, even though, as you orally advised, the "Big Four" accounting firms may have alternative views. We have included an extensive discussion of this topic, and the status of the Laurus loans, under the heading "Registration Rights Agreements and related accounting issues", beginning on page 26. Please refer to that discussion for a more detailed response on this topic.

8. We note as a result of your noncompliance with the registration rights agreement you are in default under the loan agreements with Laurus Capital Management LLC beginning August 20, 2005. Please revise to address the impact of the event of default in your liquidity and capital resources section of MD&A and disclose this default in your financial statements.

      Response

      Information on the current status of the Laurus loans has been included in the liquidity and capital resources section of MD&A, as well as in several places in the registration statement:

      1.    In the "Recent Events" section on page 6 (Comment 2 above)

      2.    In the Risk Factors on page 14 (Comment 3 above)

      3.    In the section titled "Laurus Master Fund, Ltd.", beginning on page
            24.

      4. In the section titled "Registration Rights Agreements and related accounting issues", beginning on page 26.

      5.    In the "Liquidity and Capital Resources" section, beginning on page
            39.

      6. In Note 2 "Liquidity and going concern" to the June 30, 2005 financial statements now included in the registration statement. This Note is then referenced from Notes 12 and 13 to the financial statements, which relate to the Laurus debt.

Financial Statements of Pneutech, Inc., page F-66

9. Please refer to prior comment 29. We note that you have updated your audited financial statements to include the unaudited interim financial statements as of and for the four months ended February 28, 2005 and for the six months ended April 30, 2004. Please update the footnotes to include the required interim disclosures as required by Item 310 (b) of Regulation S-B.

      Response

      The footnotes have been updated to include relevant balance sheet and income statement information as of February 28, 2005.

Pro Forma Combined Condensed Financial Statements, page F-88

Notes to Unaudited Pro Forma Combined Statement of Operations, page F-93

Note 3  Pro Forma Adjustments - Nine Months Ended March 31, 2005, page F-93

10. Please refer to prior comment 39. Reference is made to adjustment (c). Revise your pro forma condensed statement of operations for the nine months ended March 31, 2005 to include the amortization of the debt discount recorded in connection with the issuance of the $1.9 million term loan and $20 million credit facility.

      Response

      The pro forma combined statement of operations has been updated for the year ended June 30, 2005 (and the pro forma for the prior year removed). In updating the pro forma, adjustment (c) has been revised to include the beneficial conversion feature for both the $1.9 million term loan and $20 million credit facility.

11. Reference is made to adjustment (f). Please provide us with your supporting calculation for this pro forma adjustment of $1,351,000.

      Response

      The supporting calculation for this adjustment, which was previously provided to the SEC Staff on August 25, is summarized below.

      Pro forma financing expense related to Pneutech Inc.:

         Summary of Pneutech Inc. pro forma net financing expense:
               Year ended October 31, 2004                                                      $1,631
               Less: November 1, 2003 to June 30, 2004                                          (1,150)
               Add: November 1, 2004 to February 28, 2005                                        1,666
                                                                                           ------------
                                                                                                 2,147
               Pro forma adjustment (f)                                                         (1,351)
                                                                                           ------------

         Pneutech  - net financing expense included in pro forma                                 $ 796
                                                                                           ============

         Recalculation of the pro forma financing expense related to Pneutech
         Inc.:

                                                                       Debt      Interest     Financing
                                                                      Balance      Rate        Expense
                                                                    -----------------------------------
         Average bank indebtedness                                      $9,600      5.00%         $480

         Long term debt balance
               Demand term loan                                           $251      5.75%           14
               Demand term loan                                            384      5.75%           22
               Vehicle loan                                                  9      7.90%            1
               Samsung Industry loans                                    2,684      6.35%          170
               Private loans                                             1,742      6.10%          106
               Less: private loans repaid by issuance of Thomas
               common stock on acquisition of Pneutech                    (494)     6.10%          (30)

         Other financial liabilities
               Subordinated debenture                                    3,355      5.00%          168
               JESSKATE                                                    574     15.00%           86
               Class A preferred shares                                  2,123      5.00%          106
               Special preference shares                                   410      8.20%           34
               Special shares                                               25      8.20%            2
               Preference shares                                            82      8.20%            7
                                                                                           ------------

         Total annual interest expense                                                           1,166
                                                                                           ------------

         Pro rata adjustment for 8 months (8/12 of $1,166)                                        $777
         Rounding                                                                                   19
                                                                                           ------------
         Pneutech  - net financing expense included in pro forma, as above                        $796
                                                                                           ============

Form 10-QSB for the Quarters Ended December 31, 2004 (As Amended) and March 31, 2005

12. Prior to the effectiveness of your Form S-B2, please revise your Form 10-QSB for the quarterly period ended December 31, 2004 and March 31, 2005 to incorporate the responses to our comments from the letters dated May 20, 2005, July 8, 2005, and August 4, 2005, as applicable.

      Response

      Revised Forms 10-QSB for the quarters ended March 31, 2005 and December 31, 2004 incorporating, where appropriate, responses to comments from your letters of May 20, 2005, July 8, 2005, August 4, 2005 and August 26, 2005, will be filed during the week of October 3, 2005.

Item 2. Controls and Procedures

13. We note your disclosure that management has concluded that your disclosure controls and procedures were of "limited" effectiveness at the reasonable assurance level. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective. Or, if true, you can state that your disclosure controls and procedures are not effective.

      Response

      We have revised the disclosure to unequivocally state that the disclosure controls and procedures are effective.

14. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives. Please revise your filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/rinal/33-8238.htm.

      Response

      We have revised the disclosure to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Form 8-K dated February 14, 2005 and April 4, 2005

15. Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S-B. It appears that you present your non-GAAP measures on a more prominent basis than your GAAP measures. Please revise future filings to remove this discussion of non-GAAP financial information, or revise the presentation in future filings so that it does comply with Regulation G and Item 10 of Regulation S-B.

      Response

      Your comments have been noted. We will ensure that our future filings comply with Regulation G and Item 10 of Regulation S-K.

16. Your disclosures related to the non-GAAP measures do not include all of the disclosures required by paragraph (h)(l)(i) of Item 10 of Regulation S-B and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

            o The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

            o The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

            o The economic substance behind management's decision to use each measure; and

            o The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

      Your disclosures should discuss why a measure that excludes recurring items such as stock compensation, amortization of debt discount, amortization of capital leases, and depreciation and amortization provides useful information about your operating results. In addition, tell us the basis for your statement that you do not reasonably expect these items to be part of your recurring business transactions over the long term.

      Response

      Your comments have been noted. We will ensure that our future filings include all of the disclosures required by Item 10 of Regulation S-K and Question 8 of the FAQ.

      With respect to the items that we "do not reasonably expect to be part of the recurring business transactions over the long term", our expectation primarily relates to the stock compensation expense, start up expenditures and amortization of debt discount. The stock compensation expense related to stock sold to our founders and to Laurus, and is not expected to recur. As we move, over time, to a more equity-based financing model, we expect that the amortization of debt discounts, that we have experienced to date based on our current financing model, will be minimized.